Exhibit 12.2

Marathon Oil Corporation

Computation of Ratio of Earnings to Fixed Charges

TOTAL ENTERPRISE BASIS - Unaudited

(Dollars in Millions)

	Three Months Ended March 31		Year Ended December 31
	2004	2003	2003	2002	2001	2000	1999
Portion of rentals representing interest	$30	$30	$63	$66	$54	$50	$47
Capitalized interest, including discontinued operations	23	18	41	16	27	19	26
Other interest and fixed charges, including discontinued operations	136	155	270	316	349	375	365

Total fixed charges (A)	$189	$203	$374	$398	$430	$444	$438

Earnings-pretax income with applicable adjustments (B)	$1,388	$1,287	$2,422	$1,446	$3,365	$1,884	$1,830

Ratio of (B) to (A)	7.34	6.34	6.48	3.63	7.83	4.24	4.18